Mail Stop 4561

September 7, 2007

Mr. John J. Arvonio
Chief Financial and Accounting Officer
Intervest Bancshares Corporation
One Rockefeller Plaza, Suite 400
New York, NY 10020

        Re: **Intervest Bancshares Corporation**
                  Form 10-K for the Fiscal Year Ended December 31, 2006
                  Forms 10-Q for the Quarterly Periods Ended March 31, 2007 and
                  June 30, 2007
                  File No. 0-23377

Dear Mr. Arvonio:

We have reviewed your filings and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarterly Period Ended June 30, 2007:

Management's Discussion and Analysis

Allowance for Loan Losses, page 22

1.   We note your disclosure that the increase in the allowance for loan losses as of June 30, 2007 resulted primarily from net loan growth during the period. Please tell us how you considered the following in your determination of the amount of the allowance for loan losses at June 30, 2007:

- the significant reduction in the ratio of the allowance for loan losses to non-current loans compared to December 31, 2006;
- the significant increase in nonaccrual loans and accruing loans past due 90 days compared to December 31, 2006;
- the significant increase in closely monitored accruing loans compared to December 31, 2006;
- whether you adjusted loss factors applied to currently performing loans in light of the increase in nonaccrual and past due loans or other factors;
- the nature and extent of the collateralization of nonaccrual loans;
- whether you updated prior collateral appraisals, obtained new appraisals or used other means to in determining the current value of land and/or properties related to non-current loans; and
- the extent to which collateral valuations are for commercial and multifamily real estate loans for properties located in areas with stagnant or distressed economies.

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief